08003662

TRENT

RECEIVED

2008 JUL -8 A 9:18

OFFICE OF INTERNATIONAL CORPORATE FINANCE

2 July 2008

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU
Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4134
Direct Fax 44 121 722 4290
Our Ref MLW

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

SUPPL

Dear Sir/Madam

In reference to **File Number 082-02819**, the following Stock Exchange Announcement was released today:

'Response to Ofwat Statement'

Yours faithfully



Linda Goodwin
Company Secretarial Administrator

Encl.

PROCESSED
JUL 10 2008
THOMSON REUTERS



T:\Secretariat\Co Sec Department\Stock Exchange\Announcements\SEC Notification\2008\Ze - Serious Fraud Office - 2 July 2008.doc

Severn Trent Plc notes the announcement today by Ofwat that it has confirmed its fine of £35.8 million for deliberately providing false information to Ofwat and for delivering poor service to its customers.

Severn Trent will now study the Ofwat decision and respond in due course.

For further information contact:

Peter Gavan
Director of External Affairs
Severn Trent

Andrew Marsh
Public Affairs Manager
Severn Trent

Telephone: 0121 722 4121

TRENT

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU
Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4134
Direct Fax 44 121 722 4290
Our Ref MLW

1 July 2008

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

Dear Sir/Madam

In reference to **File Number 082-02819**, the following Stock Exchange Announcement was released today:

'Total Voting Rights'

Yours faithfully



Linda Goodwin
Company Secretarial Administrator

Encl.

Registered in England & Wales
Registration No. 2366619
Registered Office:
2297 Coventry Road Birmingham B26 3PU

Severn Trent Plc (the "Company") - Voting Rights and Capital

In accordance with Disclosure and Transparency Rule 5.6.1, the Company would like to notify the market of the following:

As at 30 June 2008, the Company's issued share capital consists of 235,530,633 ordinary shares of 97 17/19 pence each with voting rights. The Company holds no shares in Treasury. Therefore, the total number of voting rights in Severn Trent Plc is 235,530,633.

The above figure of 235,530,633 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Severn Trent Plc under the FSA's Disclosure and Transparency Rules.

www.severntrent.com

TRENT

1 July 2008

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4134
Direct Fax 44 121 722 4290
Our Ref MLW

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

Dear Sir/Madam

In reference to **File Number 082-02819**, the following Stock Exchange Announcement was released today:

'Serious Fraud Office'

Yours faithfully



Linda Goodwin
Company Secretarial Administrator

Encl.

T:\Secretariat\Co Sec Department\Stock Exchange\Announcements\SEC Notification\2008\ZD - Serious Fraud Office - 1 July 2008.doc

Registered in England & Wales
Registration No. 2366619
Registered Office:
2297 Coventry Road Birmingham B26 3PU

RNS - 1 JULY 2008 – POST-FINE

Severn Trent Plc announces that at the Central Criminal Court today Severn Trent Water Ltd was fined £2 million and ordered to pay £220,000 costs after pleading guilty to two offences relating to leakage data supplied to Ofwat in 2001 and 2002.

Commenting on the court case and related legacy issues listed below, Tony Wray, Chief Executive of Severn Trent Plc, said:

"We are finally close to resolving these issues from the past and putting this organisation back into the positive position our customers, regulators and staff deserve.

"We deeply regret the mistakes of the previous regime for which we have apologised to customers. There were indefensible shortcomings in Severn Trent's previous management and control systems during the 2000 to 2004 era.

"On behalf of our customers and staff we deplore the breach of the essential trust between Severn Trent and all our stakeholders. We are already repairing that trust with the root and branch reorganisation of Severn Trent undertaken since 2005.

"Almost four years of intensive management time and effort has been spent sorting out these legacy issues – time better spent benefiting customers.

"No one who was responsible is with our organisation now and we have already ensured that Severn Trent did not profit from these failures by crediting customers' accounts and altering bills appropriately," concluded Mr. Wray.

Having taken legal advice, and considered the best interests of customers and stakeholders generally, the Board of Severn Trent has decided not to take action against the former management.

Mr. Wray said: "Severn Trent is now focused on our ambition – to achieve the highest quality of customer service standards while offering our customers the lowest prices".

Legacy Issues

1. In March 2006 Ofwat published an interim report concerning allegations of false reporting made against Severn Trent Water in 2004. Ofwat concluded that Severn Trent Water:

   - Had poor internal processes and controls which led to incorrect income data being submitted to Ofwat in 2004 and price limits being £8m a year too high for five years to 2010.
   - Provided data to Ofwat in 2002 which was deliberately miscalculated and which meant customers were overcharged by £2m in 2004.
   - Approached the collection and submission of data in a manner which causes Ofwat serious concerns.

   Severn Trent Water has credited customers' accounts and altered future bills appropriately to ensure the company has not profited in any way.

2. Following information volunteered by an internal Severn Trent Water investigation in 2006, Ofwat proposed in April 2008 to fine Severn Trent Water £35.8 million for deliberately providing false customer relations information to the regulator and providing a poor service to customers in 2005 and earlier years. A final decision on the fine is expected to be announced soon.

   Without waiting for Ofwat's conclusion, Severn Trent Water is lowering customers' bills by £10.6million, around £2.40 per household, to ensure the company has not profited in any way.

3. In April 2008, having carefully studied the details of the charges, and having taken legal advice, Severn Trent Plc announced that Severn Trent Water was pleading guilty to two offences relating to leakage data supplied to Ofwat in 2001 and 2002.

   Following today's conclusion of the court case, discussions will commence with Ofwat concerning the resolution of the interim report of March 2006 which may result in further amends being made to customers.

For further information contact:

Peter Gavan
Director of External Affairs
Severn Trent

Andrew Marsh
Public Affairs Manager
Severn Trent

Telephone: 0121 722 4121

END